UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BioMarin Pharmaceutical Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09061G101

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Capital LLC

Samuel D. Isaly

767 Third Avenue

New York, NY 10017

Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Stephen M. Besen, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 848-4000

May 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

This Statement constitutes Amendment No. 2 to the Schedule 13D previously filed on April 15, 2005 and amended on May 6, 2005. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Participants filed amendments to the preliminary proxy statement on May 17, 2005 and twice on May 19, 2005. On May 23, 2005, the Participants filed a definitive proxy statement with the SEC in connection with the Participants’ proposal for the election of three directors at the forthcoming 2005 annual meeting of the Issuer’s stockholders (the “Annual Meeting”).

On May 27, 2005, the Caduceus Entities, OrbiMed Advisors LLC and OrbiMed Capital LLC (collectively, the “Caduceus Group”) entered into an agreement (the “Settlement Agreement”) with the Issuer, pursuant to which, among other things, the Caduceus Group agreed to cease any and all efforts with respect to its proxy solicitation, and, with respect to the Annual Meeting, the Issuer agreed to propose for election two of the Nominees, Joseph Klein, III and Alan J. Lewis, as well as existing directors Jean–Jacques Bienaimé, Franz. L. Cristiani, Elaine J. Heron, Pierre Lapalme and Eric Sager. The Caduceus Group agreed to vote the Shares that they are entitled to vote at the Annual Meeting in favor of the election of the nominees proposed by the Issuer. In addition, following the Annual Meeting, the Issuer agreed to increase the size of the board of directors (the “Board”) to eight (8) directors and, following consultation with OrbiMed Advisors LLC concerning potential nominees and at the recommendation of the Corporate Governance and Nominating Committee of the Issuer, appoint an additional director to the Board that is reasonably acceptable to OrbiMed Advisors LLC.

The Settlement Agreement also provides that until January 1, 2007, the members of the Caduceus Group will not: (i) participate in any solicitation of proxies or consents with respect to the Issuer (whether or not relating to the election or removal of directors), or otherwise solicit stockholders of the Issuer for the approval of any stockholder proposal or communicate with the Issuer’s stockholders or induce any person or entity to do the same; (ii) form, join, or in any way participate in any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, other than the Caduceus Group; (iii) deposit any voting securities held by the Caduceus Group in any voting trust or enter into any similar arrangement; (iv) otherwise act, alone or in concert with others, to control or seek to control the management, the Board or the policies of the Issuer; (v) seek, alone or in concert with others, representation on the Board or the removal of any member of the Board; (vi) make any publicly disclosed proposal or enter into any discussion regarding (i) through (v) above, or make or disclose any request to waive or terminate any provision of the Settlement Agreement; or (vii) take or cause or induce others to take any action inconsistent with the terms of the Settlement Agreement. Generally, these restrictions terminate if the Board increases its size to more than eight (8) directors at any time prior to January 1, 2007.

The foregoing summary of the Settlement Agreement is qualified by reference to the entire Settlement Agreement, which is attached hereto as Exhibit E and incorporated herein by reference.

The press release dated June 1, 2005 announcing the Settlement Agreement is attached hereto as Exhibit F.

As a result of the Settlement Agreement, Brewer and Klein are no longer deemed to have agreed to act together with OrbiMed Advisors LLC, OrbiMed Capital LLC and Isaly for the purpose of voting the Shares, and therefore, Brewer and Klein are no longer members of a group with OrbiMed Advisors LLC, OrbiMed Capital LLC and Isaly. Accordingly, Brewer and Klein are no longer deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 (the “Act”), of the Shares beneficially owned by OrbiMed Advisors LLC, OrbiMed Capital LLC and Isaly.

Page 2 of 4 Pages

Item 5.	Interest in Securities of the Issuer

Item 5(e) is hereby amended in its entirety to read as follows:

(e) As a result of the Settlement Agreement described in Item 4, on May 27, 2005, the date of the execution of the Settlement Agreement, Brewer and Klein ceased to be members of a group with OrbiMed Advisors LLC, OrbiMed Capital LLC and Isaly. Accordingly, on May 27, 2005, Brewer and Klein ceased to be the beneficial owners, for purposes of Sections 13(d) and 13(g) of the Act, of the Shares beneficially owned by OrbiMed Advisors LLC, OrbiMed Capital LLC and Isaly, and therefore, ceased to be the beneficial owners of more than five percent of the Shares. Brewer and Klein have no obligation to file a statement on Schedule 13D with respect to the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended in its entirety to read as follows:

On May 27, 2005, OrbiMed Advisors LLC and OrbiMed Capital LLC, along with the Caduceus Entities, entered into the Settlement Agreement with the Issuer, whereby, among other things, OrbiMed Advisors LLC and OrbiMed Capital LLC agreed to vote the Shares that they are entitled to vote at the Annual Meeting in favor of the election of the nominees proposed by the Issuer. The foregoing summary of the Settlement Agreement is qualified by reference to the entire Settlement Agreement, which is attached hereto as Exhibit E and incorporated herein by reference.

Other than the agreements and the relationships mentioned above, including the Settlement Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit	Description
D.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, Samuel D. Isaly, Richard B. Brewer and Joseph Klein, III
E.	Agreement, dated May 27, 2005, between the Issuer and the Caduceus Group
F.	Press release dated June 1, 2005

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2005

ORBIMED ADVISORS LLC

By: /s/ Samuel D. Isaly
Name: Samuel D. Isaly Title: Managing Partner

ORBIMED CAPITAL LLC

By: /s/ Samuel D. Isaly
Name: Samuel D. Isaly Title: Managing Partner

By: /s/ Samuel D. Isaly
Name: Samuel D. Isaly

By: /s/ Richard B. Brewer
Name: Richard B. Brewer

By: /s/ Joseph Klein, III
Name: Joseph Klein, III

Page 4 of 4 Pages